Exhibit 99.61

UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2023

COLLECTIVE MINING LTD.

Consolidated Statement of Financial Position

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

As at	Note	September 30, 2023 (Unaudited)	December 31, 2022 (Audited)
		$	$
ASSETS
Current assets:
Cash and cash equivalents	12(a)	19,845,725	8,503,274
Receivables and prepaid expenses	4	449,271	340,302
		20,294,996	8,843,576
Non-current assets:
Equipment and other fixed assets	5	544,065	493,576
Long-term VAT receivable	7	1,435,387	802,381
		1,979,452	1,295,957
Total assets		22,274,448	10,139,533
LIABILITIES AND EQUITY
Current liabilities:
Account payables and accrued liabilities		2,392,178	1,663,048
Warrants liability	8	2,450,961	1,462,126
Current portion of lease liability	9	46,526	31,538
		4,889,665	3,156,712
Non-current liabilities:
Lease liability	9	16,334	45,073
		16,334	45,073
		4,905,999	3,201,785
Equity:
Share capital	13	53,712,477	31,655,207
Contributed surplus		13,752,119	11,558,338
Deficit		(50,096,147)	(36,275,797)
		17,368,449	6,937,748
Total liabilities and equity		22,274,448	10,139,533

Commitments and contingencies	17
Subsequent events	18

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board of Directors:

(signed) Ari Sussman	(signed) Paul Murphy
Director	Director

COLLECTIVE MINING LTD.

Consolidated Statement of Operations and Comprehensive Loss (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

		For the three months ended September 30		For the nine months ended September 30
	Note	2023	2022	2023	2022
		$	$	$	$
Expenses
Exploration and evaluation	15(a)	(4,103,067)	(2,987,155)	(9,588,838)	(8,632,253)
General and administration	15(b)	(1,270,527)	(1,044,118)	(3,315,794)	(3,759,497)
		(5,373,594)	(4,031,273)	(12,904,632)	(12,391,750)
Other income (expense)
Revaluation of warrants liability	13(b)	1,658,640	–	(2,115,634)	–
Foreign exchange gain (loss)		(238,501)	(233,475)	745,126	(338,113)
Other (expense) income		–	28,494	10	103,176
Net loss before finance items and income tax		(3,953,455)	(4,236,254)	(14,275,130)	(12,626,687)
Finance income(expense)
Interest income		220,930	–	506,199	–
Finance costs	15(c)	(16,603)	(20,688)	(51,419)	(66,054)
Net loss before income tax		(3,749,128)	(4,256,942)	(13,820,350)	(12,692,741)
Income tax		–	–	–	–
Net loss and comprehensive loss		(3,749,128)	(4,256,942)	(13,820,350)	(12,692,741)
Basic and diluted loss per common share		(0.06)	(0.09)	(0.24)	(0.27)
Weighted average common shares outstanding, basic and diluted		60,523,642	47,681,518	58,148,036	47,488,152

The accompanying notes are an integral part of these consolidated financial statements.

COLLECTIVE MINING LTD.

Consolidated Statement of Cash Flows (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

For the nine months ended	Note	September 30, 2023	September 30, 2022
		$	$
Cash flows from (used in) operating activities
Net loss		(13,820,350)	(12,692,741)
Items not involving cash and cash equivalents:
Revaluation of warrants liability		2,115,634	–
Finance costs expensed	15(c)	11,818	22,247
Foreign exchange (gain) loss		(745,126)	338,113
Share-based compensation	15(b)	1,066,982	1,849,547
Depreciation and amortization	15(a),(b)	173,171	164,742
Net changes in working capital items	16(a)	269,254	(594,774)
		(10,928,617)	(10,912,866)
Cash flows from (used in) financing activities
Cash proceeds from issuance of shares	13	21,882,311	–
Cash costs related to issuance of shares		(1,579,306)	–
Cash proceeds from warrant exercises	13	1,351,420	–
Cash received from option exercises	13, 14	402,845	89,328
Lease payments	9	(36,653)	(75,989)
		22,020,617	13,339
Cash flows from (used in) investing activities
Acquisition of fixed assets	5	(223,660)	(243,446)
		(223,660)	(243,446)
Net change in cash and cash equivalents during the period		10,868,340	(11,142,973)
Cash and cash equivalents, opening balance		8,503,274	16,308,805
Foreign exchange effect on cash balances		474,111	(304,603)
Cash and cash equivalents, end of period		19,845,725	4,861,229

The accompanying notes are an integral part of these consolidated financial statements

COLLECTIVE MINING LTD.

Consolidated Statement of Changes in Equity (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

	Note	Number of shares issued and outstanding	Share capital	Contributed surplus	Deficit	Total
			$	$	$	$
Balance January 1, 2023		52,771,782	31,655,207	11,558,338	(36,275,797)	6,937,748
Issuance of shares – Offering March 2023	13	7,060,000	21,882,311	–	–	21,882,311
Share issue costs	13	–	(1,579,306)	–	–	(1,579,306)
Exercise of warrants	13	555,550	1,351,420	1,126,799	–	2,478,219
Exercise of options	13, 14	257,574	402,845	–	–	402,845
Share-based compensation	15(b)	–	–	1,066,982	–	1,066,982
Net loss for the period		–	–	–	(13,820,350)	(13,820,350)
Balance September 30, 2023		60,644,906	53,712,477	13,752,119	(50,096,147)	17,368,449
Balance January 1, 2022		47,386,715	25,192,092	9,393,189	(19,006,983)	15,578,298
Exercise of options		498,767	89,328	–	–	89,328
Share-based compensation	15(b)	–	–	1,849,547	–	1,849,547
Net loss for the period		–	–	–	(12,692,741)	(12,692,741)
Balance September 30, 2022		47,885,482	25,281,420	11,242,736	(31,699,724)	4,824,432

The accompanying notes are an integral part of these consolidated financial statements.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Tabular dollar amounts represent United States (“U.S.”) dollars, unless otherwise shown. References to C$/CAD and COP are to Canadian dollars and Colombian pesos, respectively.

1.	NATURE OF OPERATIONS

CMI was incorporated under the Business Corporations Act (Ontario) on February 11, 2020 and was the holding company of the wholly-owned subsidiary Collective Mining Limited, a Bermuda company incorporated under the Bermuda Companies Act 1981. In addition, wholly owned subsidiaries, incorporated in Colombia, hold certain exploration properties. Prior to May 20, 2021, CMI was controlled by a founding shareholder, who is also the Executive Chairman of the Board of Directors.

On May 20, 2021, pursuant to the closing of the RTO, CML’s common shares were accepted for listing and began trading on the TSXV under the symbol “CNL”. On July 18, 2022, the Company’s shares began trading on the OTCQX® Best Market under the symbol “CNLMF”. Effective September 6, 2023, CML’s common shares were voluntarily delisted from the TSXV and began trading on the Toronto Stock Exchange (“TSX”) under their current stock symbol “CNL”.

The registered office for CML is located at 82 Richmond St E 4th Floor Toronto, Ontario, Canada.

CML and its subsidiaries (collectively referred to as the “Company”) are principally engaged in the acquisition, exploration and development of mineral properties located in Colombia. The Company principally carries on business through an Ontario corporation and a foreign company branch office in Colombia.

To date, the Company has not generated any revenue from mining or other operations as it is considered to be in the exploration stage.

2.	BASIS OF PREPARATION

Statement of Compliance

The unaudited interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim consolidated financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting (“IAS 34”), on a basis consistent with those accounting policies followed by the Company in the most recent audited annual consolidated financial statements.

These interim financial statements do not include all the information required for full annual financial statements. Certain information, in particular, accompanying notes normally included in the audited annual consolidated financial statements prepared in accordance with IFRS, has been omitted or condensed. The accounting policies and the significant judgements, estimates and assumptions used in the application of the accounting policies in the preparation of these unaudited interim consolidated financial statements are those described in notes 2, 3, and 4 of the audited annual consolidated financial statements for the year ended December 31, 2022 and have been consistently applied throughout all periods presented as if these policies had always been in effect.

These unaudited interim condensed consolidated financial statements were approved and authorized by the Audit Committee, on behalf of the Board of Directors of the Company, on November 14th, 2023.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

3.	NEW ACCOUNTING STANDARDS

The following revised standards and amendments, unless otherwise stated, are effective on or after January 1, 2023, with early adoption permitted, and have not been applied in preparing these consolidated financial statements.

(a)	IAS 1, Presentation of Financial Statements (“IAS 1”) was amended to clarify the classification of liabilities between current and noncurrent to be based on the rights that exist at the end of the reporting period and that such classification is unaffected by the expectations of the entity or events after the reporting date. The changes must be applied retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”) and are effective on or after January 1, 2024, with early adoption permitted.

(b)	IAS 1 was also amended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments were effective on or after January 1, 2023.

For those effective January 1, 2023, the Company has adopted these standards, and the impact has not been material.

For those effective January 1, 2024, the Company does not plan to early adopt, and does not expect material impact.

4.	RECEIVABLES AND PREPAID EXPENSES

Receivables and prepaid expenses are made up of the following:

As at	September 30, 2023	December 31, 2022
	$	$
Prepaid expenses	329,940	266,325
Advance to suppliers	91,140	31,201
Other receivables (a)	28,191	42,776
	449,271	340,302

(a)	Other receivables

Included in other receivables is $28,191 (December 31, 2022 – $42,776) of Harmonized Sales Tax (“HST”) refund receivable in Canada.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

5.	EQUIPMENT AND OTHER FIXED ASSETS

Equipment and other fixed assets consist of the following:

	Land and Buildings	Exploration Equipment and structures	Computer Equipment	Leasehold Improvement	Right of use assets (a)	Total
	$	$	$	$	$	$
Opening net book value, January 1, 2023	–	193,363	86,281	121,103	92,829	493,576
Additions	65,876	100,466	37,726	19,592	–	223,660
Depreciation (b)	(2,969)	(57,332)	(42,606)	(42,025)	(28,239)	(173,171)
Net book value, September 30, 2023	62,907	236,497	81,401	98,670	64,590	544,065
Balance, September 30, 2023
Cost	65,876	350,319	186,946	215,505	139,784	958,430
Accumulated depreciation	(2,969)	(113,822)	(105,545)	(116,835)	(75,194)	(414,365)
Net book value	62,907	236,497	81,401	98,670	64,590	544,065

	Exploration Equipment and structures	Computer Equipment	Leasehold Improvement	Right of use assets - ROU (a)	Total
	$	$	$	$	$

Opening net book value, January 1, 2022	73,398	70,735	81,270	118,346	343,749
Additions	159,230	57,095	102,685	84,633	403,643
Changes in ROU (interest rate and inflation)	–	–	–	3,760	3,760
Disposals and write-downs	–	–	–	(45,294)	(45,294)
Depreciation (b)	(39,265)	(41,549)	(62,852)	(68,616)	(212,282)
Net book value, December 31, 2022	193,363	86,281	121,103	92,829	493,576
Balance, December 31, 2022
Cost	249,854	149,221	195,911	139,784	734,770
Accumulated depreciation	(56,491)	(62,940)	(74,808)	(46,955)	(241,194)
Net book value	193,363	86,281	121,103	92,829	493,576

(a)	Right of use assets

Right of use assets as at September 30, 2023, are comprised of a warehouse lease with an initial term of 2 years plus an extension for an additional term of 2 years, and a land lease with a term of 3 years. The value of additions is determined as the present value of lease payments at the inception of the lease (see Note 9).

(b)	Depreciation

Depreciation expense for the three and nine months ended September 30, 2023 of $62,095 and $173,171, respectively (three and nine months ended September 30, 2022 – $55,068 and $164,742, respectively), was recognized within exploration and evaluation expenses and general and administration expenses in the consolidated statement of operations and comprehensive loss.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

6.	MINERAL INTERESTS

(a)	Guayabales Project

The Guayabales project is comprised of exploration applications, exploration titles and three option agreements. The Guayabales Project is located in the Middle Cauca belt in the Department of Caldas, Colombia.

The Company entered into two option agreements (the “First Guayabales Option” and the “Second Guayabales Option”) with third parties to explore, develop and acquire property within the Guayabales Project.

During the fourth quarter of 2021, the Company secured option agreements to purchase surface rights for a two-year period (see Note 17). In October 2023, the original agreement was renegotiated, and surface areas were increased (see Note 18).

Details of the two first option agreements are as follows:

i.	First Guayabales Option

On June 24, 2020, the Company entered into the First Guayabales Option. The terms of the agreement are as follows:

Phase 1:

The Company must incur a minimum of $3,000,000 of exploration and evaluation expenditures in respect of such property within the First Guayabales Option and total option payments of $2,000,000 over a maximum four-year term ending on or before June 24, 2024, to proceed to Phase 2 of the agreement.

Phase 2:

To acquire a 90% interest in the property within the First Guayabales Option, the Company must incur a minimum of $10,000,000 of exploration and evaluation expenditures in respect of such property and total option payments $2,000,000, payable in equal instalments of $166,666 semi-annually over a maximum six-year term, commencing at the end of Phase 1.

Phase 3:

To acquire the remaining 10% interest in the property within the First Guayabales Option, the Company has the following options:

▪	provide notice that the Company has elected to pay a 1% NSR commencing on the first calendar day of each month after 85% of the processing plant capacity has been achieved in exchange for the remaining 10% interest;

▪	acquire 0.625% each year to a total of 10% by paying $250,000 semi-annually, commencing at the end of Phase 2, to a total of $8,000,000 in lieu of the NSR; or

▪	pay a one-time payment of $8,000,000 in lieu of the NSR.

In addition, the Company is required to fund and complete all development and construction activities to bring the project to commercial production.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Summary:

The following is a summary of the option payments and exploration expenditures required to acquire 100% of the property under the First Guayabales Option:

		Option Payments		Exploration Expenditures	Total
		$		$	$
Phase 1	June 24, 2020 – June 24, 2024	2,000,000		3,000,000	5,000,000
Phase 2	June 24, 2024 – June 24, 2030	2,000,000		10,000,000	12,000,000
Phase 3	To commercial production	8,000,000	[1]	–	8,000,000
		12,000,000		13,000,000	25,000,000

1	Based on the assumption that the Company does not elect to pay the NSR.

The Company has the option to terminate the agreement at any time, upon notification to the optionor. As a result, the Company has not recognized any option payments payable in the future under the agreement in the consolidated statement of financial position.

For the three and nine months ended September 30, 2023, the Company has recognized $3,839,700 and $9,164,500, respectively (three and nine months ended September 30, 2022 – $3,231,000 and $5,169,000, respectively), including option payments of $250,000 (three and nine months ended September 30, 2022 – $nil and $250,000, respectively), as exploration and evaluation expense in the consolidated statement of operations in respect of the First Guayabales Option.

As at September 30, 2023, and from inception of the agreement, the Company has recognized a total of $16,965,000 as exploration and evaluation expenditures in respect of the minimum expenditures required under the Option agreement and has made total option payments of $1,500,000 required within the agreement.

ii.	Second Guayabales Option

On January 4, 2021, the Company entered into the Second Guayabales Option. The terms of the agreement are as follows:

Phase 1:

The option agreement provides the Company the right to explore the property within the Second Guayabales Option over a four-year term, expiring on January 2, 2025, for total payments over the term of the agreement of $1,750,000.

For the three and nine months ended September 30, 2023, the Company recognized $nil (three and nine months ended September 30, 2022 – $9,000 and $14,000, respectively), as exploration and evaluation expense in the consolidated statement of operations in respect of Phase I of the Second Guayabales Option.

Phase 2:

The option agreement provides the Company the right to explore the property within the Second Guayabales Option over a second four-year term between January 2, 2025 to January 2, 2029 for total payments over the term of $1,000,000.

Phase 3:

Upon completion of Phase 2, the Company is required to pay a total of $4,300,000 over a two-year period ending on January 2, 2031 to acquire 100 percent of the property within the Second Guayabales Option.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Summary:

The following is a summary of the option payments to acquire the property under the Second Guayabales Option:

$
Total Phase 1	1,750,000
Total Phase 2	1,000,000
Total Phase 3	4,300,000
7,050,000

The Company has the option to terminate the agreement at any time, upon notification to the optionor.

(b)	San Antonio Project

On July 9, 2020, the Company entered into an option agreement with a third party to acquire the San Antonio Project. The San Antonio project is located approximately 80km south of Medellín. It is situated in the Middle Cauca belt in the Department of Caldas, Colombia.

The option agreement provides the Company the right to explore, develop and acquire the property over a seven-year term, expiring on July 9, 2027, for total payments over the term of the agreement of $2,500,000. The Company has the option to pay an additional $2,500,000 to the optionor upon reaching commercial production in exchange for the 1.5% NSR on the property that would otherwise be payable to the optionor.

The exploration and development program, including the amount of expenditures, is at the sole discretion of the Company during the term of the agreement.

For the three and nine months ended September 30, 2023, the Company has recognized $203,500 and $241,100, respectively (three and nine months ended September 30, 2022 – $111,000 and $384,000, respectively), as exploration and evaluation expense in the consolidated statement of operations and comprehensive loss.

As the Company has the option to terminate the agreement at any time, upon notification to the optionor, the Company has not recognized any option payments payable in the future under the agreement in its consolidated statement of financial position.

7.	LONG-TERM RECEIVABLE

Long-term receivable represents value added taxes in respect of exploration activities that will be recovered when the related project commences production.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

8.	WARRANTS LIABILITY

The following represents warrants denominated in Canadian dollars and classified as derivative financial liabilities:

	September 30, 2023		December 31, 2022
	Number of warrants	$	Number of warrants	$

Opening balance	2,391,700	1,462,126	–	–
Subscription Warrants issued (a)	–	–	2,391,700	972,627
Warrants exercised	(555,550)	(1,126,799)	–	–
Fair value revaluation of warrants liability (a)	–	2,115,634	–	489,499
Balance, end of period	1,836,150	2,450,961	2,391,700	1,462,126

(a)	Subscription Warrants

On October 25, 2022, the Company closed a Bought Deal Offering (the “October 2022 Offering”) of C$10,762,650 ($7,890,716), conducted by a syndicate of underwriters, and consisted of the sale of 4,783,400 Units at a price of C$2.25 per Unit.

Each Unit consisted of one common share of CML and one-half share purchase warrant of CML (each whole warrant, a “Subscription Warrant”). Each Subscription Warrant has an exercise price of C$3.25 with an expiry date on April 25, 2024.

The Warrants are classified as derivative financial liabilities as they are denominated in Canadian dollars and the Company’s functional currency is the US dollar. Proceeds from the Offering October 2022 are allocated between Common Shares and Subscription Warrants on the residual fair value method within the unit.

The issue date fair value of the Warrants was determined to be C$0.55 per warrant with the resulting allocation of the total proceeds for the Offering October 2022 being:

	C$	$
Warrants liability – Subscription Warrants	1,326,628	972,627
Share capital – Subscription Shares	9,436,022	6,918,089
Total gross proceeds	10,762,650	7,890,716

For the three and nine months ended September 30, 2023, the Company recognized a derivative gain of $1,658,640 and a derivative loss of $2,115,634, respectively (year ended December 31, 2022 – derivative loss of $489,499) in the consolidated statement of operations and comprehensive loss for the revaluation of the Warrants.

Fair value for the Subscription Warrants was determined using the Black-Scholes option pricing model using the following weighted average assumptions as at September 30, 2023:

Weighted average share price	C$	4.80
Weighted average risk-free interest rate		4.85%
Weighted average dividend yield		Nil
Weighted average stock price volatility, based on historical volatility for comparable companies		60%
Weighted average period to expiry (years)		0.57

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

9.	LEASE LIABILITIES

As at	September 30, 2023	December 31, 2022
	$	$
Opening balance	76,611	121,654
New leases during the period	–	84,633
Termination of lease agreement	–	(45,222)
Lease payments	(36,653)	(88,993)
Changes in liability (interest rate and inflation)	–	(1,608)
Interest accretion expense	11,818	27,625
Foreign exchange	11,084	(21,478)
Balance, end of period	62,860	76,611
Current portion	(16,334)	(31,538)
Long-term portion	46,526	45,073

The lease liabilities were measured on inception of the lease at the present value of the lease payments over the lease term, discounted using a weighted average discount rate of 25.29%, based on the Company’s incremental borrowing rate.

Interest accretion expense or amortization of the discount on the lease liability is charged to the consolidated statement of operations and comprehensive loss using the effective interest method.

For the three and nine months ended September 30, 2023, the Company made lease payments of $25,371 and $67,500, respectively (three and nine months ended September 30, 2022 – $13,280 and $47,286, respectively) for contracts with terms of 12 months or less and which were recognized as lease expense within exploration and evaluation expenses.

10.	RELATED PARTY TRANSACTIONS

Related parties include management, the Board of Directors, close family members and enterprises that are controlled by these individuals as well as certain persons performing similar functions.

Compensation of key management personnel

Key management includes independent directors, the executive chairman of the board of directors (the “Chairman”), the president and chief executive officer (“CEO”) and the chief financial officer (“CFO”). The remuneration of members of key management personnel were as follows:

For the nine months ended September 30	2023	2022
	$	$
Management salaries and benefits	528,136	511,057
Share-based payments	337,527	458,488
	865,663	969,545

11.	FINANCIAL INSTRUMENTS

Financial Instrument Disclosures

Details of the significant accounting policies and methods adopted (including the criteria for recognition, the bases of measurement and the bases for recognition of income and expenses) for each class of financial asset and financial liability are disclosed in Note 4 of the audited annual consolidated financial statements for the year ended December 31, 2022.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Fair value measurement

Fair market value represents the amount that would be exchanged in an arm’s length transaction between willing parties and is best evidenced by a quoted market price, if one exists.

Fair value measurement is determined based on the fair value hierarchy as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3: Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The carrying values for financial assets and liabilities for cash and cash equivalents, accounts payable and accrued liabilities approximate their fair values as at September 30, 2023.

Other financial liabilities as at September 30, 2023 (December 31, 2022 – $1,462,126) were as follows:

As at September 30, 2023	FVTPL	FVOCI	Amortized Cost	Total
	$	$	$	$
Financial liabilities
Warrants liability (level 2)	2,450,961	–	–	2,450,961

There were no transfers between the fair value hierarchy during the nine months ended September 30, 2023.

12.	FINANCIAL AND CAPITAL RISK MANAGEMENT

(a)	Financial Risk Management

The Company’s activities expose it to a variety of financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.

Risk management is carried out by the Company’s management with guidance from and policies approved by the Board of Directors.

Financial Risk Factors

Foreign currency risk

Foreign currency risk arises from future commercial transactions and recognized assets and liabilities denominated in currency that is not the entity’s functional currency. The Company’s functional currency is the U.S. dollar. The Company conducts some of its operating, financing and investing activities in currencies other than the U.S. dollar. The Company is therefore subject to gains and losses due to fluctuations in these currencies relative to the U.S. dollar. The Company does not use derivative instruments to hedge exposure to foreign exchange risk.

As at September 30, 2023, the exchange rates were COP:US$4,053.76, based on Banco de la Republica – Colombia, and CAD:US$0.7396, based on Bank of Canada, respectively (December 31, 2022, COP:US$4,810.20 and CAD:US$0.7383, respectively).

For the nine months ended September 30, 2023, the average was COP:US$4,410.95 and CAD:US$0.7428, respectively (nine months ended September 30, 2022, COP:US$4,069.33 and CAD:US$0.7795, respectively).

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

The Company had the following foreign currency balances:

As at September 30, 2023	Foreign Currency	Foreign Balance	$
Cash and cash equivalents	COP (000’s)	720,019	177,618
Cash and cash equivalents	CAD	13,243,140	9,795,222
Receivables	COP (000’s)	6,732,162	1,660,720
Receivables	CAD	38,114	28,191
Accounts payable and accrued liabilities	COP (000’s)	(6,951,074)	(1,714,723)
Accounts payable and accrued liabilities	CAD	(247,843)	(183,316)
Warrants liability	CAD	(3,313,701)	(2,450,962)
Lease liability	COP (000’s)	(254,820)	(62,860)

As at December 31, 2022	Foreign Currency	Foreign Balance	$
Cash and cash equivalents	COP (000’s)	24,360,600	5,064,363
Cash and cash equivalents	CAD	2,802,646	2,069,290
Receivables	COP (000’s)	4,852,621	1,008,819
Receivables	CAD	57,936	42,776
Accounts payable and accrued liabilities	COP (000’s)	(4,532,318)	(942,231)
Accounts payable and accrued liabilities	CAD	(127,509)	(94,144)
Warrants liability	CAD	(1,980,303)	(1,462,126)
Lease liability	COP (000’s)	(368,515)	(76,611)

Credit risk

Credit risk is the risk of loss associated with a counter party’s inability to fulfil its payment obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents and receivables. The Company has no significant concentration of credit risk arising from its properties. The majority of the Company’s cash and cash equivalents are held with banks in Canada and Colombia. Funds held in banks in Colombia are limited to yearly forecasted Colombian denominated expenses. The Company limits material counterparty credit risk on these assets by dealing with financial institutions with credit ratings of at least “A” or equivalent, or those which have been otherwise approved. Receivables mainly consist of receivables for refundable commodity taxes in Canada and Colombia. Management believes that the credit risk concentration with respect to remaining amounts receivable is minimal.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity. The Company manages its liquidity risk by proactively mitigating exposure through cash management, including forecasting its liquidity requirements with available funds and anticipated investing and financing activities.

As at September 30, 2023, the cash balance was $19,845,725. However, the cash balance is not sufficient to meet all of its future obligations in respect of the option contracts in Note 6 and if the Company elects to exercise all its options in respect of all the contracts. Thus, continued operations of the Company are dependent on its ability to develop a sufficient financing plan, receive continued financial support from existing shareholders and/or new shareholders or through other arrangements, complete sufficient public equity financing, or generate profitable operations in the future.

Interest rate risk

Interest rate risk is the impact that changes in interest rates could have on the Company’s earnings and liabilities. The Company’s cash balances are not subject to significant interest rate risk as balances are current.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

(b)	Capital Management

The Company manages its capital to maintain its ability to continue as a going concern in order to pursue the exploration and evaluation of its mineral interests. The Company mainly relies on equity issuances to raise new capital. The capital structure of the Company includes the components of equity as well as cash and cash equivalents.

On November 10, 2021, the Company filed a short form base shelf prospectus which will allow the Company to issue common shares, warrants, subscriptions receipts, units of debt securities among others for up to an aggregate total of C$100,000,000. The base shelf prospectus is effective until December 2023.

In connection with the base shelf prospectus:

-	On October 25, 2022, the Company closed the October 2022 Offering for a total of $7,891,000 (C$10,763,000) which consisted of the sale of 4,783,400 units at a price of C$2.25 per unit (See Note 8(a)).

-	On March 22, 2023, the Company closed the March 2023 Offering for a total of $21,882,311 (C$30,005,000) which consisted of the sale of 7,060,000 shares at a price of C$4.25 per share.

As of November 14th, 2023, the remaining balance of the base shelf prospectus is C$59,232,000

The Company prepares annual estimates of exploration and administrative expenditures and monitors actual expenditures compared to estimates to ensure that there is sufficient capital on hand to meet ongoing obligations. The Company maintains its cash in highly liquid short-term deposits which can be liquidated immediately without interest or penalty.

The Company’s overall strategy with respect to capital risk management has remained consistent for the nine months ended September 30, 2023 with what was disclosed in the annual financial statements ended December 31, 2022.

13.	SHARE CAPITAL

(a)	Authorized

Authorized share capital consists of an unlimited number of common shares without par value. All issued shares are fully paid. No dividends have been paid or declared by the Company since inception.

(b)	Issued

During the nine months ended September 30, 2023 and 2022, the Company issued shares resulting from the following transactions:

2023 Transactions

i.	On March 22, 2023, the Company issued 7,060,000 common shares, at a price of C$4.25 per share, resulting from the closing of a Bought Deal Offering (the “March 2023 Offering”) for a total of $21,882,311 (C$30,005,000). Share issue costs of $1,579,306 were cash based and were recognized as a reduction in share capital.

ii.	The Company issued 257,574 common shares resulting from the exercise of stock options (See Note 14).

iii.	The Company issued 555,550 common shares resulting from the exercise of warrants (See Note 8).

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

2022 Transactions

iv.	The Company issued 484,834 and 498,767 common shares resulting from the exercise of stock options during the three and nine months ended September 30, 2022.

(c)	Earnings per share

Basic earnings per share are calculated by dividing the net income (loss) attributable to equity holders of the Company by the weighted average number of common shares outstanding during the year.

The Company incurred net losses for each of the periods of nine months ended September 30, 2023 and 2022; therefore, all outstanding stock options and share warrants have been excluded from the calculation of diluted loss per share since the effect would be anti-dilutive.

14.	SHARE BASED PAYMENTS

The Company adopted a stock option plan (the “Plan”) pursuant to the Securities Act of Ontario (the “Act”). The aggregate maximum number of shares reserved for issuance under the Plan and all other security-based compensation arrangements (together “Share Compensation Arrangements”) at any given time is 10% of the Company’s issued and outstanding shares as at the date of the grant of the Share Compensation Arrangement. Any shares subject to a stock option under the Plan which have been exercised, cancelled, repurchased, expired or terminated in accordance with the Plan will again be available under the Plan.

Under the Plan, the Company may grant to directors, officers, employees, and consultants stock options to purchase common shares of the Company. Stock options granted under the Plan will be for a term not to exceed 10 years.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

The continuity of stock options during the period were as follows:

	2023		2022
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
		C$		C$
Outstanding, beginning of period	4,019,167	2.25	3,798,750	1.78
Granted	155,000	6.20	40,000	3.49
Exercised	(257,574)	(2.11)	(498,767)	(0.23)
Forfeited	(183,126)	(2.61)	(27,500)	(3.02)
Outstanding, September 30	3,733,467	2.40	3,312,483	2.02

The following table summarizes information about stock options outstanding and exercisable as at September 30, 2023:

	Options Outstanding			Options Exercisable
Range of Price (C$)	Number of Options Outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price (C$)	Number of options exercisable	Weighted average remaining contractual life (years)	Weighted average exercise price (C$)
$0.60 – $1.00	1,166,667	0.42	0.80	1,166,667	0.42	0.80
$2.00 – $3.00	2,269,300	3.56	2.87	1,301,800	3.32	2.89
$3.01 – $4.00	142,500	2.85	3.95	138,750	2.83	3.97
$4.01 – $7.00	155,000	4.59	6.20	–	–	–
	3,733,467	2.59	2.40	2,607,217	2.00	2.01

Options outstanding as at September 30, 2023 have vesting terms of every six or eight months over a two-year period and have terms of three to five years.

The following is a summary of the stock options granted during the period, the fair values and the assumptions used in the Black-Scholes option pricing formula:

For the nine months ended September 30	2023		2022

Number of options granted		155,000		40,000
Weighted average share price on grant date	C$	6.20	C$	3.49
Weighted average risk-free interest rate		3.52%		1.75%
Weighted average dividend yield		Nil		Nil
Weighted average stock price volatility, based on historical volatility for comparable companies		61%		85%
Weighted average period to expiry (years)		4.59		1.7
Weighted average grant date fair value per share		$2.03		$1.17

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

15.	EXPENSES BY NATURE

(a)	Exploration and evaluation

Exploration and evaluation expense is made up of the following:

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
	$	$	$	$
Drilling services	1,756,866	1,231,942	3,852,913	3,205,473
Field costs, surveys and other	331,150	372,612	737,762	1,105,057
Assaying	722,496	389,298	1,595,075	1,115,408
Salaries and benefits	472,826	325,390	1,240,236	997,543
Option payments and fees (i)	217,786	207,380	563,168	651,649
Transportation and meals	212,991	151,180	497,933	519,046
Consulting and professional fees	149,095	89,637	539,935	293,025
Community expenses	73,613	97,697	161,168	283,281
Geophysics	15,423	29,590	35,489	175,899
Depreciation and amortization	56,966	53,015	160,734	159,159
Security	93,855	39,414	204,425	126,713
	4,103,067	2,987,155	9,588,838	8,632,253

i.	Includes total option payments in respect of option agreements for the three and nine months ended September 30, 2023, of $150,000 and $400,000, respectively (three and nine months ended September 30, 2022 – $100,000 and $350,000, respectively).

(b)	General and administration

General and administration expense is made up of the following:

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
	$	$	$	$
Share-based compensation	295,135	413,873	1,066,982	1,849,547
Salaries and benefits	361,855	269,906	941,342	850,665
Consulting and professional fees	105,547	163,454	284,944	375,825
Office administration	78,999	80,502	270,630	294,173
Travel and entertainment	214,116	83,874	413,925	217,860
Regulatory and compliance fees	169,199	10,560	220,289	105,520
Depreciation	5,129	2,053	12,437	5,583
Investor relations	27,711	19,896	88,662	60,324
Director’s fees and expenses	12,836	–	16,583	–
	1,270,527	1,044,118	3,315,794	3,759,497

(c)	Finance costs

Finance costs are made up of the following:

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
	$	$	$	$
Interest accretion expense (i)	4,037	7,209	12,553	22,247
Other finance expense	12,566	13,479	38,866	43,807
	16,603	20,688	51,419	66,054

i.	Interest accretion expense or amortization of the discount is in respect of the lease liability, also representing the interest portion of lease payments (See Note 9).

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

16.	CASH FLOW INFORMATION

Operating Activities

Net changes in working capital items:

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
	$	$	$	$
Receivables and prepaid expenses	(613,346)	(155,592)	(741,976)	(372,459)
Accounts payables and accrued liabilities	1,361,503	95,585	1,011,231	(222,315)
	748,157	(60,007)	269,255	(594,774)

17.	COMMITMENTS, OPTION AGREEMENTS AND CONTINGENCIES

Commitments

As at September 30, 2023, the Company had the following contractual commitments and obligations:

	Total	Less than 1 Year	Years 2 – 5	After 5 Years
	$	$	$	$
Other lease commitments (a)	139,505	139,505	–	–
Social and governance commitments	33,302	33,302	–	–
Service contracts (b)	1,795,579	1,795,579	–	–
	1,968,386	1,968,386	–	–

(a)	Lease liability commitments represent contractual lease payments payable over future periods in respect of lease liabilities recognized.

(b)	Service contracts represent commitments in respect of drilling.

Option Agreements

The Company has the option to terminate its option agreements at any time. Future expenditures are therefore dependent on the success of exploration and development programs and a decision by management to continue or exercise its option(s) for the relevant project and agreement.

As at September 30, 2023, the expected timing of payments, in respect of the Company’s option agreements under the assumption that the Company continues to exercise its option(s) for the relevant project and agreement are as follows:

	Total	Less than 1 Year	Years 2 – 5	After 5 Years
	$	$	$	$
First Guayabales Option (c), (d)	2,500,000	500,000	1,333,328	666,672
Second Guayabales Option	5,800,000	250,000	1,000,000	4,550,000
San Antonio Option (c)	2,170,000	250,000	1,920,000	–
Other Option agreements (e)	1,772,735	1,772,735	–	–
	12,242,735	2,772,735	4,253,328	5,216,672

(c)	Excludes additional option payment or NSR upon reaching commercial production.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

(d)	Amounts disclosed relate only to option payments of the agreement. In addition, as at September 30, 2023, the Company has recognized a total of $16,695,000 as exploration and evaluation expenditures in respect of the minimum expenditures required under the First Guayabales Option.

(e)	Amounts disclosed related to the option agreements to purchase surface rights for a two-year period. In October 2023, the agreement was renegotiated, and surface areas were increased (see Note 18).

Environmental Contingencies

The Company’s exploration activities are subject to Colombian laws and regulations governing the protection of the environment. These laws are subject to change and may generally become more restrictive. The Company may be required to make future expenditures to comply with such laws and regulations, the amounts for which are not determinable and have not been recognized in the consolidated financial statements.

18.	SUBSEQUENTS EVENTS

On October 17, 2023, the Company entered into two option agreements with third parties to acquire surface rights over a four-year period.

These option agreements provide the Company the right to explore and acquire the property over a four-year term, expiring on April 30, 2027, for total payments over the term of the agreement of $4,400,000.

The Company has the option to terminate the agreement at any time, upon notification to the optionor.